Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Ashworth, Inc.

by

PHX Acquisition Corp.

a wholly-owned subsidiary of

Taylor Made Golf Company, Inc.

an indirect wholly-owned subsidiary of

adidas AG

at

$1.90 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF NOVEMBER 18, 2008, UNLESS THE OFFER IS EXTENDED.

This offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 13, 2008 (the “Merger Agreement”), by and among Taylor Made Golf Company, Inc., a Delaware corporation dba TaylorMade-adidas Golf Company (“TMaG”), PHX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of TMaG (“Purchaser”), and Ashworth, Inc., a Delaware corporation (“Ashworth”), and relates to all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ashworth. This Offer to Purchase for Cash together with the enclosed Letter of Transmittal, together with any amendments or supplements thereto, constitute the “Offer.” As discussed herein, Purchaser has the option to reduce the offer price below $1.90 per Share if, at the expiration of the Offer or any extension thereof, Ashworth’s debt and other liabilities exceed an agreed threshold. If such an adjustment occurs, you will be notified of it and will have at least ten (10) business days to consider whether to tender your Shares at the reduced price, and any prior tender of your Shares at the original, higher price will be deemed withdrawn. See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements.”

Ashworth’s Board of Directors (1) approved, adopted and declared advisable the Merger Agreement, the merger of Purchaser with and into Ashworth, which is expected to follow completion of the Offer, as set forth in the Merger Agreement (the “Merger”) and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there having been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the then outstanding Shares on a fully diluted basis, (2) all requisite waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer or to the Merger having been terminated or having expired, (3) all applicable waiting periods, if any, under any non-U.S. antitrust law having been terminated or having expired, and (4) the satisfaction or waiver of certain other conditions set forth in the Merger Agreement. No U.S. antitrust filings or waiting periods apply to the transactions contemplated by the Offer; however, antitrust filings will be required in four countries outside the U.S. See Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

IMPORTANT

Any stockholder desiring to tender all or any portion of its Shares should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares” or (2) request its broker, dealer, commercial bank, trust company or other nominee to effect the transaction for it. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the stockholder desires to tender such Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such Shares by following the procedures for guaranteed delivery described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent, and such copies will be provided promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee to request additional copies of these materials or for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, $0.001 par value, of Ashworth, Inc. See the “Introduction.” We will not be obligated to purchase any shares unless there shall have been validly tendered in the offer and not withdrawn prior to the expiration of the offer that number of shares of Ashworth’s common stock which represent at least a majority of the outstanding shares of Ashworth’s common stock.

Price Offered Per Share:	$1.90 net to you in cash, without interest and subject to any applicable withholding taxes. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of November 18, 2008, unless we extend the offer. See Section 1 of this Offer to Purchase “Terms of the Offer.”

Purchaser:	PHX Acquisition Corp., a wholly-owned subsidiary of Taylor Made Golf Company, Inc. See the “Introduction” to this Offer to Purchase.

Ashworth Board Recommendation:	Ashworth’s board of directors has recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase.

The following are answers to some of the questions that you, as a stockholder of Ashworth, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Who is offering to buy my securities?

Our name is PHX Acquisition Corp. We are a Delaware corporation and a wholly-owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation (“TMaG”). TMaG is a wholly-owned subsidiary of adidas North America, Inc., a Delaware corporation, which in turn is a wholly-owned subsidiary of adidas AG, a multinational apparel and sporting goods company formed under the laws of Germany (“adidas”). See the “Introduction” and Section 9 of this Offer to Purchase entitled “Certain Information Concerning adidas, TMaG and Purchaser.”

What is the class and amount of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock of Ashworth, which constitutes all of its outstanding capital stock. See the “Introduction” and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.90 per Share, net to you in cash, without interest (the “Offer Price”). If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. However, if you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds from our parent company, TMaG, to purchase all Shares validly tendered, and not properly withdrawn, in the Offer, to provide funding for the Merger, which is expected to follow the successful completion of the Offer. The Offer is not conditioned upon our securing any financing arrangements. TMaG will obtain the funds for such purposes from its available cash, or from cash provided by TMaG’s ultimate parent company, adidas AG, from adidas’ cash on hand or readily available borrowings. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think our financial condition or the financial condition of TMaG is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing conditions;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger; and

•

as described above, we have arranged for sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer, to provide funding for the Merger, which is expected to follow the successful completion of the Offer, and to cash out options to purchase Shares, if necessary. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Does Ashworth’s Board of Directors recommend the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by Ashworth’s Board of Directors. Ashworth’s Board of Directors (1) approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. On the date it approved entering into the Merger Agreement, Ashworth’s Board of Directors received a fairness opinion from the investment banking firm, KSA Capital Advisors, Inc., that based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other factors considered by KSA in preparing the opinion, that the Offer Price to be paid for the Ashworth Shares is fair, from a financial point of view, to the holders of such Shares. A more complete description of the Ashworth Board of Directors’ reasons for approving the Offer and the Merger is set forth in Ashworth’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed with this Offer to Purchase. See the “Introduction” of this Offer to Purchase.

Have any stockholders entered into Tender Agreements with you?

In connection with the Merger Agreement, David Meyer, Michael Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master

Fund Ltd and Parche, LLC (the “Tendering Stockholders”) entered into a Stockholder Tender Agreement with TMaG. Mr. Meyer and Mr. Koeneke are directors of Ashworth, but entered into the Stockholder Tender Agreement with TMaG solely in their capacity as stockholders of Ashworth. Pursuant to the terms of the Stockholder Tender Agreement, the Tendering Stockholders agreed to tender in the Offer all Shares with respect to which the Tendering Stockholders have voting and dispositive power and vote their Shares against (1) any action that would result in a breach of the Merger Agreement, (2) any action that would cause the Offer Conditions not to be satisfied, (3) any Acquisition Proposal (defined in Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements”), (4) any change in the majority of the Board, except as provided in the Merger Agreement, and (5) any other action which is intended, or would be reasonably expected, to adversely affect the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, if a Tendering Stockholder receives an unsolicited offer to purchase such stockholder’s Shares from a party other than Purchaser or TMaG, the Tendering Stockholder may sell its Shares to such party if the Tendering Stockholder concludes in good faith, taking into account all legal, financial, regulatory and other aspects of the unsolicited offer, that such offer is more favorable from a financial point of view than the transactions with TMaG and Purchaser under the Merger Agreement, and such unsolicited offer is likely to be completed as proposed on a timely basis. In addition, the Tendering Stockholders’ obligations under the Stockholder Tender Agreement will terminate if the Merger has not occurred within six months.

As of October 13, 2008, the Tendering Stockholders owned 2,362,439 Shares which they are obligated to tender and vote, except to the extent in conflict with existing proxies given by the Tendering Stockholders. The Shares owned by the Tendering Stockholders represent approximately 16% of the Shares outstanding as of October 13, 2008. As of October 13, 2008, Messrs. Meyer and Koeneke are also the beneficial owners of 125,641 and 13,813 Shares, respectively, issuable upon the exercise of vested options they hold, which would become subject to the Stockholder Tender Agreement if they were to exercise such options (although the options are “out of the money” because the exercise price is greater than $1.90 Offer Price). See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements.”

How long do I have to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of November 18, 2008, to tender your Shares in the Offer, unless we extend the Offer. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. In addition, if we decide to provide a subsequent offering period in the Offer as described under “Introduction” to this Offer to Purchase you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the Offer.

We reserve the absolute right to waive any defect or irregularity in the tender of any Shares; provided that any waiver of a defect or irregularity will apply equally to all Shares and all stockholders. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

Can we or are we required to extend the Offer and, if so, under what circumstances?

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date for one or more additional periods of ten (10) business days each if, as of any then scheduled expiration time for the Offer, a majority of the Shares have not been tendered or any of the other conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived. However, we are not obligated to extend the Offer beyond February 17, 2009 (the “Outside Date”), except as may be required by law.

Subject to the terms of the Merger Agreement, we are also required to extend the Offer beyond the scheduled expiration date for any period required by any rule, regulation, interpretation or provision of the Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer.

If, at the initial expiration date of the Offer or any extension thereof, the Outstanding Liabilities (as defined in the Merger Agreement) of Ashworth (on a consolidated basis) exceeds a threshold, which shall initially be $85 million, then we can elect to adjust the Offer Price downward and extend the Offer for an additional period of ten (10) business days (provided that the end of such ten (10) business day period is before the Outside Date). If we elect to do this, the Offer Price will be reduced from $1.90 per share, on a pro rata basis, by the amount by which the Outstanding Liabilities exceed $85 million. As used in the Merger Agreement, “Outstanding Liabilities” shall mean, with respect to Ashworth and its subsidiaries in the aggregate on the applicable measurement date, all liabilities that would be required under GAAP to be set forth on the face of an audited consolidated balance sheet of Ashworth. After any such adjustment, the new threshold for purposes of triggering a future adjustment right will be equal to the Outstanding Liabilities at the time of such adjustment, plus an additional $5 million. If we make an adjustment downward to the Offer Price under this mechanism, you will be notified of, and have an opportunity for at least ten (10) business days to consider, whether you want to tender your Shares at the new reduced price, and any prior tender of your Shares at the higher price will be deemed withdrawn. We do not currently anticipate reducing the Offer Price under this mechanism. It was intended solely to protect us in the event the Outstanding Liabilities of Ashworth exceed $85 million. See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” for more details on this price adjustment mechanism.

After we have purchased Shares tendered in the Offer, we may elect to (but we are not obligated to) provide a “subsequent offering period” if less than 90% of the Shares outstanding on a fully diluted basis were properly tendered and not withdrawn. A subsequent offering period, if one is provided, will be an additional period of between three (3) and twenty (20) business days, beginning after the time that we purchased Shares tendered during the Offer. During the subsequent offering period, stockholders may tender, but not withdraw, their Shares and receive the Offer consideration for those Shares promptly after they are tendered. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the most significant conditions to the Offer?

We will not be obligated to purchase any Shares that are validly tendered and not withdrawn pursuant to the Offer if the conditions to the Offer are not satisfied at the time the Offer expires. The most significant condition to consummation of the Offer is that there shall have been validly tendered in the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the outstanding Shares on a fully diluted basis (the “Minimum Condition”), provided that we may waive the Minimum Condition with the prior written consent of Ashworth.

The Offer is also subject to a number of other conditions set forth in the Merger Agreement. We may waive any of the conditions to the Offer without Ashworth’s consent, except for the Minimum Condition and the condition that the Merger Agreement must not have been terminated. See Section 14 of this Offer to Purchase entitled “Conditions of the Offer” for a description of all of the conditions to the Offer.

How do I tender my Shares?

Any stockholder of Ashworth wishing to tender Shares in the Offer must:

1. For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such broker, dealer, commercial bank, trust company or other nominee and request that such person or entity tender the Shares to us prior to the expiration of the Offer.

2. For Shares that are held in book-entry form:

•

Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an “Agent’s Message” (as defined in Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Shares”);

•	If using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	Deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof) and any other required documents to Continental Stock Transfer & Trust Company, the Depositary for the Offer; and

•	Transfer the Shares through book-entry transfer into the account of the Depositary (see Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares”).

3. For Shares that are registered in the stockholder’s name and held as physical certificates:

•	Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	Have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal; and

•

Deliver the Letter of Transmittal (or a facsimile thereof), the certificates representing your Shares and any other required documents to Continental Stock Transfer & Trust Company, the Depositary for the Offer, at its address on the back of this Offer to Purchase.

If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program, the Nasdaq Stock Market Guarantee Program, the Stock Exchange Medallion Program or any other eligible guarantor institution guarantee that the missing items will be received by the Depositary within three (3) Nasdaq Global Market trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three (3) trading day period. See Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

If I tender any Shares, when will I get paid?

If all of the conditions of the Offer are satisfied or waived and your Shares are accepted for payment, we will pay you promptly following the expiration of the Offer. See Section 2 of this Offer to Purchase entitled “Acceptance for Payment and Payment for Shares.” We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals, which until the expiration of the Offer and any extension thereof, we are required to use commercially reasonable efforts to obtain.

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with Continental Stock Transfer & Trust Company, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by Continental Stock Transfer & Trust Company of certificates of such Shares (or of a confirmation of a book-entry transfer of such Shares), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

How do I withdraw previously tendered Shares?

To validly withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

Until what time may I withdraw previously tendered Shares?

You may withdraw Shares at any time until the Offer has expired. This right to withdraw, however, will not apply to any subsequent offering period described in Section 1 of this Offer to Purchase entitled “Terms of the Offer.” See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

If a majority of the Shares are tendered and accepted for payment, will Ashworth continue as a public company?

No. After we purchase the Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Ashworth will no longer be publicly owned. Even if for some reason the Merger does not promptly take place after we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Ashworth common stock will no longer be eligible to be traded on The Nasdaq Global Market, there may not be a public trading market for Ashworth stock, and Ashworth may cease making filings with the SEC and otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters.”

Will the Offer be followed by the Merger if all of Ashworth’s Shares are not purchased in the Offer?

If we accept for payment and pay for the tendered Shares of Ashworth, we will be obligated to merge with and into Ashworth, subject to the terms and conditions of the Merger Agreement and upon the vote of Ashworth’s stockholders, if required. Ashworth will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of TMaG. In the Merger, Ashworth stockholders who did not tender their Shares in the Offer (other than TMaG, its subsidiaries and stockholders properly exercising appraisal rights under Delaware law) will receive $1.90 per Share in cash, without any interest and less any required withholding taxes, in exchange for their Shares (or any lower price, if we elect to reduce the price below $1.90, if permitted under the Merger Agreement and if accepted by Ashworth stockholders who have tendered their Shares). See the “Introduction” of this Offer to Purchase.

In general, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and consummate the Merger. However, if Shares tendered in the Offer constitute at least 90% of the outstanding Shares of Ashworth’s common stock, then we may complete the Merger under the “short form” merger provisions of Delaware law without a meeting of Ashworth stockholders. See the “Introduction” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters.”

What is the top-up option and when could it be exercised?

If we do not acquire at least 90% of the outstanding Shares in the Offer, we have the option, subject to limitations, to purchase from Ashworth newly issued Shares sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account Shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the Merger under the “short form” merger provisions of Delaware law without a meeting of Ashworth’s shareholders. We expect to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” for a more detailed description of the top-up option.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger described above takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier and you will have waived your appraisal rights under Delaware law if you tender your Shares.

It is possible that the Merger will not take place. The Merger Agreement provides that, with Ashworth’s prior written consent, we may waive the Minimum Condition, and if the Minimum Condition is waived, it is possible that we may not acquire a majority of the Shares, which would result in us not having sufficient voting power to assure the consummation of the Merger. Furthermore, it is possible that following the Expiration Date of the Offer, some or all of the holders of stock options could exercise their options, which could result in us not having sufficient voting power to assure the consummation of the Merger (although we do not expect that to occur, as all of the Ashworth stock options currently outstanding have an exercise price per Share in excess of the $1.90 per Share in the Offer). The Merger Agreement also provides that at any time prior to the Effective Time, TMaG and Ashworth may by mutual written agreement agree to terminate the Merger Agreement. Additionally, it is possible that a court or other governmental body could issue an order, injunction or other decree prohibiting the Merger. If the Merger does not take place, the number of stockholders and the number of Shares of Ashworth that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Ashworth’s common stock. Also, as described above, Ashworth may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction,” Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” and Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters.”

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available as a result of the Offer. However, if we proceed with the Merger, appraisal rights will be available to holders of Shares that are not tendered and who do not vote in favor of the Merger, subject to and in accordance with Delaware law. A holder of Shares must properly perfect such stockholder’s right to seek an appraisal under Delaware law in connection with the Merger to exercise appraisal rights provided under Delaware law. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters.”

What is the market value of my Shares as of a recent date?

On October 10, 2008, the last trading day before TMaG and Ashworth announced that they had signed the Merger Agreement, the last sale price of the Shares reported on The Nasdaq Global Market was $1.73 per Share. On October 16, 2008, the last sale price of the Shares reported on The Nasdaq Global Market was $1.79 per

Share. You should obtain a recent quotation for Shares of Ashworth’s common stock before deciding whether to tender your Shares. See Section 6 of this Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares.”

If you successfully complete the Offer, what will happen to Ashworth’s board of directors?

If we accept and pay for Shares pursuant to the Offer that constitute at least a majority of the Shares on a fully diluted basis, under the Merger Agreement TMaG will become entitled to designate at least a majority of the members of Ashworth’s board of directors. In such case, Ashworth has agreed, subject to applicable law and Ashworth’s bylaws and other governing documents, to cause TMaG’s designees to be elected or appointed to Ashworth’s board of directors in such number as is proportionate to TMaG and its affiliates’ Share ownership. Therefore, if we accept and pay for Shares pursuant to the Offer that constitute at least a majority of Shares, TMaG will obtain control of the management of Ashworth shortly thereafter. However, prior to the effective time of the Merger, Ashworth’s board of directors shall use commercially reasonable efforts to retain certain directors who are not officers of Ashworth among Ashworth’s current directors in such number as are required to be “independent directors” by the Nasdaq Marketplace Rules or U.S. federal securities laws, and the approval of a majority of such directors will be required for Ashworth to authorize, amend or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters.”

What are the United States federal income tax consequences of tendering my Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal (or if you are not a U.S. person, the appropriate IRS Form W-8), you may be subject to required backup withholding. See Instruction 9 to the Letter of Transmittal. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5 of this Offer to Purchase entitled “Material Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

Questions and requests for assistance may be directed to the Morrow & Co., LLC, the Information Agent or Barclays Capital Inc., the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

To the Holders of Common Stock of Ashworth, Inc.:

INTRODUCTION

PHX Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation dba TaylorMade-adidas Golf Company (“TMaG”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ashworth, Inc., a Delaware corporation (“Ashworth”), at $1.90 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). adidas AG, a multinational apparel and sporting goods company organized under the laws of Germany (“adidas”) is the ultimate parent entity of TMaG.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 13, 2008 (the “Merger Agreement”), by and among TMaG, Purchaser and Ashworth. Following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below) and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended ( the “DGCL”), Purchaser will be merged with and into Ashworth (the “Merger”), with Ashworth continuing as the surviving corporation and a wholly-owned subsidiary of TMaG. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by Ashworth as treasury stock, Shares held by TMaG, Purchaser or any other wholly-owned subsidiary of TMaG, and Shares held by stockholders who perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive $1.90 in cash without interest (the “Offer Price”). The Merger Agreement is more fully described in Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” and certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are discussed in Section 5 of this Offer to Purchase entitled “Material Federal Income Tax Consequences.”

Ashworth’s Board of Directors (the “Board”) (1) approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (2) determined that the terms of the Offer and the Merger are fair to and in the best interests of its stockholders, and (3) recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See Section 11 of this Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Ashworth.”

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, when added together with all other Shares owned by TMaG and its subsidiaries, represents at least a majority of the then outstanding Shares (on a fully diluted basis) on the date of purchase (the “Minimum Condition”), (2) all requisite waiting periods, if any, having expired or been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) all applicable waiting periods, if any, under any non-U.S. antitrust law having been terminated or having expired, and (4) the satisfaction or waiver of certain other conditions set forth in the Merger Agreement. No U.S. HSR Act filings or waiting periods apply, but antitrust filings and waiting periods are required in four non-U.S. countries. See Section 14 of this Offer to Purchase entitled “Conditions of the Offer” for additional conditions to the Offer.

Ashworth has informed us that, as of October 13, 2008, there were 14,746,844 Shares outstanding and an aggregate of 1,033,991 Shares reserved for issuance upon the exercise of outstanding options. Of the outstanding options, Ashworth has informed us that 878,157 were exercisable as of October 13, 2008. Of the options that were exercisable as of October 13, 2008, 125,641 and 13,813 options were held by Mr. Meyer and Mr. Koeneke, respectively, and any Shares issued upon the conversion of their options will be subject to the Stockholder Tender Agreement by and between Mr. Meyer, Mr. Koeneke and certain other Ashworth stockholders and TMaG. Ashworth has informed us that all outstanding options are “out of the money” as they all have a per share exercise price above the $1.90 Offer Price, and, as a result, no option holders will receive any cash payment in exchange for their options, and all options will be cancelled in the Merger. Ashworth has also informed us that as of October 13, 2008, it did not have any other outstanding options, warrants, rights or securities exercisable or convertible into Shares. See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements.”

Based on the number of Shares outstanding as of October 13, 2008 and assuming that no Shares were issued by Ashworth after October 13, 2008, the Minimum Condition will be satisfied if at least 7,373,423 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. In the event that any of the exercisable options outstanding as of October 13, 2008 are exercised prior to the Expiration Date, then at least a majority of the Shares issued upon such exercises must be validly tendered and not properly withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied (although it is expected that no outstanding options will be exercised as they all have per share exercise prices above the $1.90 Offer Price).

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied and assuming that following the completion of the Offer, the number of options exercised do not result in Purchaser owning fewer than a majority of the then outstanding Shares, then Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Ashworth. Ashworth has agreed, if required, to duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the purchase of Shares pursuant to the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Under the DGCL, if Purchaser acquires at least 90% of the then outstanding Shares, Purchaser will be able to consummate the transactions contemplated by the Merger Agreement without a vote of Ashworth’s stockholders. See Sections 12 and 13 of this Offer to Purchase entitled “The Merger Agreement; Other Agreements” and “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters.”

No appraisal rights are available as a result of the Offer. However, stockholders will be able to exercise appraisal rights in connection with the Merger if they (1) do not tender their Shares, (2) do not vote such Shares in favor of the Merger, if such a vote is required, and (3) otherwise comply with the requirements of the DGCL regarding the perfection of appraisal rights. See Section 13 of this Offer to Purchase entitled “Purpose of the Offer, Plans for Ashworth; Other Matters.”

The Merger Agreement provides that, promptly upon the purchase of Shares by TMaG or Purchaser pursuant to the Offer and provided that the Minimum Condition is satisfied, TMaG will be entitled to designate to the Board such number of directors, rounded up to the next whole number, as will give it representation equal to the product of the total number of directors on the Board (giving effect to the directors so designated by TMaG) multiplied by the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding. In the Merger Agreement, Ashworth has agreed, upon TMaG’s request, to promptly increase the size of the Board or use its reasonable efforts to secure the resignation of such number of incumbent directors, or both, as is necessary to enable TMaG’s designees to be so elected to the Board. However, until the Effective Time, the Board must include at least three directors who are directors on the date of the Merger Agreement, who are not officers of Ashworth, who satisfy the applicable independence requirements of Rule 10A-3 under the Exchange Act.

Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and pay all related costs and expenses will be approximately $28 million. Purchaser will obtain such funds from its parent, TMaG, by means of capital contributions, loans or a combination thereof. TMaG plans to obtain the funds for such capital contributions or loans from its available cash on hand, or from a capital contribution and/or loan from cash on hand or readily available borrowings from TMaG’s ultimate parent, adidas. See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

It is the present intention of Purchaser to seek to cause Ashworth to make an application for the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as possible after the purchase of all Shares validly tendered pursuant to the Offer if the requirements for termination of registration are met. See Section 7 of this Offer to Purchase entitled “Certain Effects of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations.”

The information contained in this Offer to Purchase concerning Ashworth was supplied by Ashworth. TMaG and Purchaser take no responsibility for the accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, TMaG and Purchaser was supplied by TMaG and Purchaser. Ashworth takes no responsibility for the accuracy of such information.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, stockholders that do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or if such stockholder is not a U.S. person, the appropriate IRS Form W-8) may be subject to a U.S. federal backup withholding at the current rate of 28% of the gross proceeds payable to such stockholder. Stockholders who hold their Shares in street name (that is, through a broker, bank or other nominee) should consult such institution as to whether it charges any service fees in connection with the tender of such Shares; Purchaser will not pay any such fees. Purchaser will pay all fees and expenses of Barclays Capital Inc., which is acting as Dealer Manager (“Dealer Manager”), Continental Stock Transfer & Trust Company, which is acting as the Depositary, and Morrow & Co., LLC, which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn in accordance with Section 4 of this Offer to Purchase entitled “Withdrawal Rights” on or prior to the Expiration Date. The term “Expiration Date” shall mean 12:00 midnight, New York City time, at the end of Tuesday, November 18, 2008, unless and until we determine, or are required in certain circumstances specified below, in accordance with the terms of the Merger Agreement, to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire.

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date:

•

for one or more periods of ten (10) business days if, as of the scheduled Expiration Date, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived; provided that we shall not be required to extend the Offer beyond February 17, 2009 (the “Outside Date”), except as may be required by law; and/or

•	for any period required by any rule, regulation, interpretation or provision of the SEC or the staff thereof applicable to the Offer.

If, at the initial expiration date of the Offer or any extension thereof, the Outstanding Liabilities (as defined in the Merger Agreement) of Ashworth (on a consolidated basis) exceeds a threshold, which shall initially be $85 million, then we can elect to adjust the Offer Price downward and extend the Offer for an additional period of ten (10) business days (provided that the end of such ten (10) business day period is before the Outside Date). If we elect to do this, the Offer Price will be reduced from $1.90 per share, on a pro rata basis, by the amount by which the Outstanding Liabilities exceed $85 million. As used in the Merger Agreement, “Outstanding Liabilities” shall mean, with respect to Ashworth and its subsidiaries in the aggregate on the applicable measurement date, all liabilities that would be required under GAAP to be set forth on the face of an audited consolidated balance sheet of Ashworth. After any such adjustment, the new threshold for purposes of triggering a future adjustment right will be equal to the Outstanding Liabilities at the time of such adjustment, plus an additional $5 million. If we make an adjustment downward to the Offer Price under this mechanism, you will be notified of, and have an opportunity for at least ten (10) business days to consider, whether you want to tender your Shares at the new reduced price, and any prior tender of your Shares at the higher price will be deemed withdrawn. We do not currently anticipate reducing the Offer Price under this mechanism. It was intended solely to protect us in the event the Outstanding Liabilities of Ashworth exceed $85 million. See Section 12 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” for more details on this price adjustment mechanism.

After accepting Shares for payment, Purchaser expressly reserves the right, in accordance with the Merger Agreement, to provide a subsequent offering period under Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”) of between three (3) and twenty (20) business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If provided, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, any Shares not tendered in the Offer and receive the Offer Price. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. If Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service. Purchaser does not currently intend to, and is not required to, provide a Subsequent Offering Period, although it reserves the right to do so.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the expiration or termination of all requisite waiting periods under the HSR Act, if any, and certain other terms and conditions set forth in the Merger Agreement (the “Offer Conditions”). See Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

Purchaser expressly reserves the right to waive any Offer Condition, and to make any other changes in the terms and conditions of the Offer; provided that, in the Merger Agreement, Purchaser has agreed that, without Ashworth’s prior consent, it will not make any change to the Offer that:

•

reduces the Offer Price to be paid in the Offer (other than pursuant to the mechanism described on the prior page whereby we can reduce the price of the consolidated debt and liabilities of Ashworth exceed $85 million at the end of an Offer Period);

•	changes the form of consideration to be paid in the Offer;

•	reduces the number of Shares subject to the Offer;

•	waives or changes the Minimum Condition;

•

imposes conditions to the Offer in addition to those set forth in Section 15 of this Offer to Purchase entitled “Conditions of the Offer” or modifies such conditions in any manner adverse to the holders of Shares (other than to waive any such conditions to the extent permitted by the Merger Agreement);

•	extends the Offer in any manner other than as provided for in the Merger Agreement; or

•	otherwise amends the Offer in any manner adverse to the holders of Shares.

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser shall not be required to accept for payment, or pay for, any Shares if any condition referred to in Section 15 of this Offer to Purchase entitled “Conditions of the Offer” has not been satisfied or any event specified in Section 15 of this Offer to Purchase shall have occurred and be continuing. Purchaser may waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect (except as set forth above), in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary.

The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 15 of this Offer to Purchase entitled “Conditions of the Offer.” Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform them of such changes), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 of this Offer to Purchase entitled “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer, unless such bidder elects to offer a Subsequent Offering Period and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, then we will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. If, prior to the Expiration Date, we decide (a) to decrease the number of Shares being sought or (b) to increase or decrease the consideration being offered in the Offer, then (i) such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer, and (ii) if, at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from and including the date that such notice is first so published, sent or given, then the Offer will be extended at least until the expiration of such ten (10) business day period.

Ashworth has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on Ashworth’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 14 of this Offer to Purchase entitled “Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn within three (3) business days after the Expiration Date (the “Acceptance Date”). Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser shall not be required to pay for Shares if necessary to comply in whole or in part with applicable law, including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See Section 15 of this Offer to Purchase entitled “Certain Legal Matters; Regulatory Matters.” If Purchaser decides to provide a Subsequent Offering Period, Purchaser will immediately accept for payment and pay for all validly tendered Shares as soon as practicable after they have been tendered during the Subsequent Offering Period. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing the Shares (“Share Certificates”) or, if applicable, timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase; (2) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) may be utilized, if desired, instead of the Letter of Transmittal; and (3) any other documents that the Letter of Transmittal requires. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

“Agent’s Message” means a message transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against such participant. The term Agent’s Message shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for each such Share with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than your Letter of Transmittal or Agent’s Message indicates that you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares,” the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

We may not, without Ashworth’s consent, transfer or assign the right to purchase all or a portion of the Shares tendered in the Offer to any party.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. Except as set forth below, for you to validly tender Shares in the Offer the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either you must (1) deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedures for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date (except for any tenders in any Subsequent Offering Period, if one is provided), or (2) comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at its address set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure described below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a) your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three

(3) trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Other Requirements. Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (1) Share Certificates evidencing such Shares or, if applicable, a timely Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (2) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of Shares, an Agent’s Message in lieu of the Letter of Transmittal, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to tendered Shares are actually received by the Depositary.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all prior attorneys, proxies and consents given by you with respect to such Shares and such other securities or rights will be revoked without further action, and no subsequent powers of attorney and proxies may be given nor any subsequent written consents executed by you (and, if given or executed, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Ashworth’s stockholders or by consent in lieu of any such meeting or otherwise. We reserve the right to require that, for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Ashworth’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares; provided that any waiver of a defect or irregularity will apply equally to all Shares and all stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, TMaG, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. To prevent backup withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 9 of the Letter of Transmittal.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date.

For your withdrawal to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares”, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book Entry Transfer Facility’s procedures, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Purchaser, TMaG, adidas, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time on or before the Expiration Date (or during a Subsequent Offering Period, if we provide one) by following one of the procedures described in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

Notwithstanding the foregoing, if we elect to reduce the price as permitted under the Merger Agreement in the situation where the consolidated debt and liabilities of Ashworth exceeds $85 million, we will clearly inform you of the reduced price and you will have at least ten (10) business days to determine whether to tender your Shares at the reduced price, and any Shares you previously tendered at the higher price will be deemed withdrawn.

5.	Material Federal Income Tax Consequences

The following is a general discussion of certain material United States federal income tax considerations to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of federal taxation that may be relevant to particular stockholders in light of their individual investment circumstances or to certain types of stockholders subject to special tax rules, including partnerships, S corporations, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold Shares as part of a “straddle,” a “hedge” or a “conversion transaction,” persons who receive consideration as a result of the Offer or Merger as compensation for services, persons who received Shares as compensation for services, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax, nor does it address any federal non-income, state, local or foreign tax considerations. This summary assumes that stockholders have held their Shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not address the tax consequences to holders of options to acquire Shares or the exercise, deemed exercise or termination of such options in connection with the Offer or Merger. This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this proxy statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. No ruling will be sought from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is:

•	a citizen or individual resident of the United States,

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares that does not qualify as a U.S. Holder under the definition above.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In this event, such stockholder should consult its tax advisor concerning the tax treatment of the Offer and Merger.

EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER.

Consequences to U.S. Holders of Shares

A U.S. Holder that receives cash as a result of the exchange of Shares pursuant to the Offer or Merger will recognize capital gain or loss equal to the amount of cash received by the U.S. Holder minus the U.S. Holder’s adjusted tax basis in the exchanged Shares. Any capital gain or loss recognized by the U.S. Holder will be long-term capital gain or loss if the U.S. Holder held the exchanged Shares for more than one year, and short-term capital gain or loss otherwise. Gain or loss must be calculated separately for each block of exchanged Shares (i.e., Shares acquired at the same cost in a single transaction). A U.S. Holder’s ability to use any capital loss to offset other income or gain is subject to certain limitations. U.S. Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Consequences to Non-U.S. Holders of Company Common Stock

A Non-U.S. Holder that receives cash as a result of the exchange of Shares pursuant to the Offer or Merger generally will not be subject to U.S. federal income taxation on any gain recognized on the exchange of such Shares unless:

•	gain resulting from the exchange is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the individual’s taxable year in which the Offer and Merger take place; or

•	Ashworth is or has been a U.S. real property holding corporation (“USRPHC”) as defined in Section 897 of the Code at any time within the five-year period preceding the Offer and Merger.

If a Non-U.S. Holder described in the first bullet above is subject to U.S. federal income taxation as a result of the Offer and Merger, the Non-U.S. Holder will recognize capital gain or loss equal to the amount of cash received by the Non-U.S. Holder minus the Non-U.S. Holder’s adjusted tax basis in the exchanged Shares. Any capital gain or loss recognized by the Non-U.S. Holder will be long-term capital gain or loss if the Non-U.S. Holder held the exchanged Shares for more than one year, and short-term capital gain or loss otherwise. Gain or loss must be calculated separately for each block of exchanged Shares (i.e., Shares acquired at the same cost in a single transaction). Any gain recognized by a Non-U.S. Holder generally will be subject to tax in the same manner as if the stockholder were a U.S. Holder. A Non-U.S. Holder that is a corporation may also be subject to an additional 30% branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in the U.S. business. A Non-U.S. Holder’s ability to use any capital loss to offset other income or gain is subject to certain limitations. Non-U.S. Holders who recognize a loss that exceeds certain thresholds may be required to file a disclosure statement with the IRS.

Unless gain from the exchange of Shares by an individual non-U.S. Holder who is present in the United States for 183 days or more in such individual’s taxable year in which the Offer and Merger takes place is already subject to tax as effectively connected with the conduct of a U.S. trade or business, the gain of the Non-U.S. Holder may be subject to a 30% tax on the gross amount of the gain and the Non-U.S. Holder’s ability to use other losses to offset the gain on our common stock will be limited.

In general, a corporation is a USRPHC if the fair market value of its ‘‘U.S. real property interests’’ equals or exceeds 50 percent of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. Ashworth has represented in the Merger Agreement that it has not been a USRPHC at any time within the five-year period ending on the date thereof.

If a Non-U.S. Holder is eligible for treaty benefits under an income tax treaty entered into by the United States, the Non-U.S. Holder may be able to reduce or eliminate certain of the U.S. federal income taxes discussed above, such as the branch profits tax, and the Non-U.S. Holder may be able to treat gain, even if effectively connected with a U.S. trade or business, as not subject to U.S. federal income taxation provided that the trade or business is not conducted through a permanent establishment located in the United States. Non-U.S. Holders should consult their tax advisors regarding possible relief under an applicable income tax treaty.

Backup Withholding and Information Reporting

An exchanging stockholder may be subject to backup withholding with respect to the receipt of cash as a result of the Offer or Merger unless the stockholder is exempt from backup withholding and, when required, demonstrates that status, or provides a correct taxpayer identification number on a form acceptable under U.S. Treasury Regulations (generally an IRS Form W-9, W-8BEN or W-8ECI) and otherwise complies with the applicable requirements of the backup withholding rules. We may also be required to comply with information reporting requirements under the Code with respect to the Merger. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Any amount withheld under the backup withholding rules of the Code is not an additional tax, but rather is allowed as a credit against the stockholder’s U.S. federal income tax liability. Non-U.S. Holders are advised to consult their tax advisors to ensure compliance with the procedural requirements to avoid backup withholding and, if applicable, to file a claim for a refund of any withheld amounts in excess of the Non-U.S. Holder’s U.S. federal income tax liability.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are traded on The Nasdaq Global Market (a successor to The Nasdaq National Market) under the symbol “ASHW”. The following table sets forth, for each of the periods indicated, the high and low reported closing sale price per Share based on published financial sources.

	High	Low
Fiscal Year Ended October 31, 2006:
Fourth Quarter	$7.58	$6.56
Fiscal Year Ended October 31, 2007:
First Quarter	$8.01	$6.75
Second Quarter	8.61	6.96
Third Quarter	8.56	6.13
Fourth Quarter	7.20	5.19
Fiscal Year Ending October 31, 2008:
First Quarter	$5.56	$2.49
Second Quarter	3.91	2.47
Third Quarter	3.80	2.76
Fourth Quarter (through October 15, 2008)	4.00	1.42

On October 10, 2008, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on The Nasdaq Global Market was $1.73 per Share. On October 16, 2008, the closing price of the Shares on The Nasdaq Global Market was $1.79 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Ashworth has also informed us that, as of October 13, 2008, there were an aggregate of 1,033,991 Shares reserved for issuance upon the exercise of outstanding options.

No dividends have ever been declared with respect to Ashworth’s common stock.

7.	Certain Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the Nasdaq Global Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the Nasdaq Global Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least than $1 per share and either:

•

there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers or directors of Ashworth or their immediate families, or by any beneficial owner of more than 10% or more of the Shares) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers or directors of Ashworth or their immediate families, or by any beneficial owner of more than 10% or more of the Shares) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on Nasdaq Global Market could be discontinued. In this event, the market for the Shares would likely be adversely affected.

If the Nasdaq Global Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Ashworth to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Ashworth to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Ashworth, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Ashworth and persons holding “restricted securities” of Ashworth to dispose of such Shares pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated if the Shares are no longer registered under the Exchange Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Market. TMaG and Purchaser currently intend to seek to cause Ashworth to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for such termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Ashworth

Ashworth is a Delaware corporation with its principal executive offices at 2765 Loker Avenue West, Carlsbad, California 92010. Ashworth’s telephone number at such offices is (760) 438-6610. According to Ashworth’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007, Ashworth designs, markets and distributes quality men’s and women’s sports apparel, headwear and accessories under the Ashworth, Callaway Golf apparel, Kudzu and The Game brands. Ashworth’s products are sold in the United States, Europe, Canada and various other international markets to selected golf pro shops, resorts, off-course specialty shops, upscale department stores, retail outlet stores, colleges and universities, entertainment complexes, sporting goods dealers that serve the high school and college markets, NASCAR/racing markets, outdoor sports distribution channels, and top specialty-advertising firms for the corporate market.

Available Information. Ashworth is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Ashworth’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Ashworth’s securities and any material interests of such persons in transactions with Ashworth is required to be disclosed in proxy statements distributed to Ashworth’s shareholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Ashworth that have been filed via the EDGAR system.

Except as otherwise stated in this Offer to Purchase, the information concerning Ashworth contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that any information acquired from publicly available documents or directly from Ashworth is untrue, neither Purchaser nor TMaG takes any responsibility for the accuracy or completeness of such information or for any failure by TMaG to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.	Certain Information Concerning adidas, TMaG and Purchaser

adidas AG is a company formed under the laws of Germany with principal executive offices located at Adi-Dassler-Str. 1, 91074 Herzogenaurach, Germany. Its telephone number is +49 9132-8402920.

adidas is one of the global leaders within the sporting goods industry, offering a broad range of products around three core segments: adidas, Reebok and TaylorMade-adidas Golf.

Taylor Made Golf Company, Inc. is a Delaware corporation with principal executive offices located at 5545 Fermi Court, Carlsbad, California 92008. Its telephone number is (760) 918-6000. TMaG is a wholly-owned subsidiary of adidas North America, Inc., a Delaware corporation, which in turn is a wholly-owned subsidiary of adidas.

TMaG designs, manufacturers and sells golf equipment, apparel, footwear and other golf-related products.

Purchaser’s principal executive offices are 5545 Fermi Court, Carlsbad, California 92008. Its telephone number is (760) 918-6000. Purchaser is a newly formed Delaware corporation and a wholly-owned subsidiary of TMaG. Purchaser has not conducted any business other than in connection with its formation and the Offer and the Merger.

The name, citizenship, business address, present principal occupation and employment history for the past five years of each of the directors and executive officers of adidas, TMaG and Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto, (1) none of adidas, TMaG, Purchaser or, to the best knowledge of adidas, TMaG and Purchaser after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of adidas, TMaG or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (2) none of adidas, TMaG, Purchaser or, to the best knowledge of adidas, TMaG and Purchaser after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as described in this Offer to Purchase, none of adidas, TMaG, Purchaser or, to the best knowledge of adidas, TMaG and Purchaser after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Ashworth, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Ashworth and certain subsidiaries of adidas or TMaG may from time to time have engaged in commercial transactions in the ordinary course of their respective businesses. Except as set forth in this Offer to Purchase, none of adidas, TMaG, Purchaser or, to the best knowledge of adidas, TMaG and Purchaser after reasonable inquiry, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Ashworth or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between adidas or TMaG or any of its subsidiaries or, to the best knowledge of TMaG after reasonable inquiry, any of the persons listed in Schedule I to this Offer to

Purchase, on the one hand, and Ashworth or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares, an election of directors or a sale or other transfer of a material amount of assets.

None of adidas, TMaG, Purchaser or, to the best knowledge of adidas, TMaG and Purchaser after reasonable inquiry, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. Because we are paying cash and will purchase all of the outstanding Shares in the Offer and the Merger and have sufficient cash resources to pay the aggregate purchase price, we believe that the business, financial condition and results of TMaG and Purchaser are not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger, provide funds to Ashworth to cash out options to purchase Shares, if necessary, and pay all related costs and expenses will be approximately $28 million. Purchaser will obtain such funds from TMaG by means of capital contributions, loans or a combination thereof. TMaG plans to obtain the funds for such capital contributions or loans from its available cash on hand, or from loans and/or capital contributions from cash on hand or readily available borrowings of adidas. As of September 30, 2008, adidas had in excess of $400 million of cash, cash equivalents and marketable securities.

11.	Background of the Offer; Past Contacts or Negotiations with Ashworth

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of adidas, TMaG, Purchaser, Ashworth and other parties.

On or about April 7, 2008, Mr. Allan Fletcher, Ashworth’s Chief Executive Officer, called Mr. Mark King, TMaG’s Chief Executive Officer, to inform Mr. King that Ashworth was exploring strategic options, including a potential sale of Ashworth, and to ask whether TMaG might be interested in making an offer to purchase Ashworth. Mr. King stated that TMaG could be interested in such a transaction, and said he intended to discuss the matter with TMaG’s executive team and TMaG’s ultimate parent, adidas. Messrs. Fletcher and King did not discuss a possible price for such a transaction. On or about April 11, 2008, Mr. King informed Mr. Fletcher that TMaG was not going to pursue an acquisition of Ashworth. On or about April 22, 2008, David M. Meyer, the Chairman of the Board of Ashworth at that time, met with Mr. King and encouraged him to re-engage in discussions with respect to a potential sale of Ashworth. Thereafter, Mr. King and Mr. Meyer worked to develop a plan for moving forward with discussions.

On or about April 22, 2008, TMaG’s executive team met to discuss the potential acquisition of Ashworth. At this meeting, the executive team approved entering into negotiations with Ashworth regarding the potential acquisition. Mr. King discussed the interest in acquiring Ashworth with executives of adidas in Germany, and obtained adidas’ approval to proceed to discuss the potential acquisition further with Ashworth.

On April 30, 2008, TMaG and Ashworth entered into a confidentiality agreement, which included a customary standstill provision.

On May 23, 2008, TMaG sent Ashworth an initial due diligence request for certain financial information.

In late May 2008, TMaG engaged its regular outside counsel, Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”) to assist in a potential acquisition of Ashworth.

On June 12, 2008, executive officers of TMaG and Ashworth and Kurt Salmon Associates Capital Advisors, Inc., (“KSA”), Ashworth’s financial advisor, met to discuss diligence requests. On June 13, 2008, Ashworth provided to TMaG certain information in response to the initial data request.

On July 14, 2008, TMaG sent Ashworth and KSA an expanded data request. On July 22, 2008, TMaG was given access to an online data room containing materials concerning Ashworth, which was administered by KSA.

On July 31, 2008, representatives of TMaG visited Ashworth’s embroidery and distribution center in Oceanside, California.

On August 11, 2008, members of TMaG’s executive team, including TMaG’s Chief Financial Officer, Klaus Flock, met at Ashworth’s headquarters in Carlsbad, California, to listen to a management presentation by Ashworth’s executive team regarding Ashworth’s past and prospective business, operations and finances.

On August 27, 2008, Mr. King verbally indicated to Mr. Meyer an interest to acquire all outstanding shares of Ashworth’s common stock for $5 to $6 per share in cash, with no financing contingency, and requested a 45-day exclusivity period. On that same date, adidas followed up on the verbal offer with a non-binding letter of interest proposing an acquisition of Ashworth for cash in the range of $60 to $80 million, conditioned upon, among other things, a debt free balance sheet and the execution of a proposed exclusivity agreement.

From August 27, 2008 through the week of September 1, 2008, conversations and negotiations with respect to TMaG’s indication of interest and proposed exclusivity agreement ensued.

On September 3, 2008, TMaG commenced a more detailed due diligence review of Ashworth. Over the next six weeks TMaG and its advisers continued to conduct extensive due diligence concerning Ashworth. During this time, the representatives and legal advisors of TMaG also held telephone conversations with Ashworth and its advisers concerning transaction structuring, timing and diligence matters.

On September 8, 2008, adidas sent Ashworth a revised non-binding letter of interest proposing an acquisition of Ashworth for $6.00 in cash per share, conditioned upon, among other things, the aggregate maximum acquisition price not exceeding $88.9 million and Ashworth having no more than $60 million in total debt. The letter of interest stated that the transaction would be structured as a tender offer for all of Ashworth’s outstanding shares followed by a merger of a wholly-owned subsidiary of TMaG with and into Ashworth. Concurrently with the letter of interest, adidas sent to Ashworth a no shop agreement, pursuant to which adidas sought a 15 business day exclusivity period. On September 8, 2008, the letter of interest was executed by adidas, and the no shop agreement was executed by adidas and Ashworth.

Over the weeks of September 8, 15 and 22, 2008, TMaG continued its due diligence review of Ashworth.

On September 9, 2008, Mr. Meyer transmitted to TMaG an initial draft of the merger agreement that was prepared by Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), Ashworth’s legal counsel.

On September 19, 2008, TMaG engaged Barclays Capital Inc. (“Barclays”) to provide strategic advice in connection with TMaG’s potential acquisition of Ashworth. Also on September 19, 2008, Sheppard Mullin

provided a markup of the merger agreement. Mr. Meyer and Gibson Dunn reviewed the markup and provided a responsive draft to Sheppard Mullin on September 24, 2008.

On September 22, 2008, representatives from TMaG, Gekko, which is a wholly-owned subsidiary of Ashworth, and KSA met at Gekko’s Phenix City, Alabama, location for a Gekko management presentation.

On September 23, 2008, TMaG requested additional information regarding Ashworth and its subsidiaries from KSA, and KSA worked with members of Ashworth to compile the necessary data. On September 24, 2008, additional requested information was provided to TMaG.

On September 29, 2008, the No Shop Agreement expired, without the parties having entered into an acquisition agreement. TMaG and adidas determined that in light of adverse conditions in the consumer market and economy in general, and Ashworth’s most recent quarterly financial results, that TMaG and adidas needed to seriously review, and likely reduce, the initial price they had considered for Ashworth. On behalf of TMaG and adidas, Barclays contacted KSA Advisors and requested an extension of the exclusivity period but without indicating a price. KSA stated that Ashworth would not extend the exclusivity period without a set price per share. On the evening of September 29, 2008, TMaG and adidas decided to suspend negotiations with Ashworth regarding a possible acquisition. On September 30, 2008, Barclays informed Mr. Meyer of TMaG and adidas’ decision to suspend negotiations.

On or about October 6, 2008, Mr. Meyer contacted Mr. King and suggested that TMaG re-consider the acquisition, even if it was at a lower price than originally contemplated. Mr. King indicated that he would inquire whether adidas would be interested in pursuing a transaction at a reduced price.

On October 8, 2008, the price of Company’s common stock hit a 52-week low of $1.42, and closed at $1.62. After the market close, Barclays, on behalf of TMaG and adidas, communicated to KSA that TMaG was willing to offer $1.90 per outstanding share, subject to adjustment in the event that a then-undetermined liability threshold were exceeded, Barclays stated that the offer was also contingent upon signing a definitive agreement by October 11, 2008 and upon obtaining a lock-up of certain stockholders, including Mr. Meyer and Mr. Michael Koeneke, members of Ashworth’s Board. TMaG also requested a renewed exclusivity period for negotiation. On behalf of Ashworth, Mr. Meyer refused to renew the exclusivity period, but negotiation of a definitive agreement resumed. On October 8, 2008, Sheppard Mullin sent a revised merger agreement to Gibson Dunn that reflected the reduced purchase price of $1.90 per share, subject to adjustment, and, on October 9, 2008, Gibson Dunn sent a responsive draft to Sheppard Mullin.

During the afternoon of October 10, 2008, Gibson Dunn attended a meeting at Sheppard Mullin’s Costa Mesa, California, offices to negotiate legal issues in connection with the merger agreement, including, among other matters, the terms and conditions of the proposed Offer, the circumstances for extending the proposed Offer, Ashworth’s representations, warranties and covenants, the definition of “material adverse effect” and its impact on the rights of the parties in the proposed merger agreement, the obligations of the parties with respect to obtaining antitrust clearances and the termination rights of TMaG and Ashworth, including the amount and under what circumstances Ashworth would pay a termination fee to TMaG. Later that evening, Sheppard Mullin distributed another revised draft of the merger agreement. In the morning of October 11, 2008, Gibson Dunn and Sheppard Mullin engaged in a conference call to discuss remaining legal issues in connection with the merger agreement. Later that evening, Gibson Dunn sent a revised merger agreement to Sheppard Mullin, to KSA and to Ashworth’s Board for review prior to its meeting the next morning. That night, Sheppard Mullin sent a responsive draft to Gibson Dunn with minor changes.

During the morning of October 12, 2008, Mr. Meyer instructed Gibson Dunn to address the minor changes in the draft Merger Agreement received from Sheppard Mullin the prior night, and to distribute a final draft to Sheppard Mullin. Gibson Dunn did so.

We are advised by Ashworth that on the morning of October 12, 2008, Ashworth’s Board of Directors met and after extension discussions (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to, and in the best interest of, Ashworth and its stockholders; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the relevant provisions of the DGCL; (iii) resolved to recommend that Ashworth’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of Ashworth for their adoption and approval; (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement; (v) confirmed the acceleration of unvested stock options and restricted stock under Ashworth’s equity incentive plans consistent with the terms of the Merger Agreement; and (vi) authorized indemnification of the Tendering Stockholders for legal expenses that may be incurred by them from any claims arising out of the Stockholder Tender Agreement. At the meeting, KSA presented an analysis that in its opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other factors considered by KSA in preparing the opinion, the consideration offered by TMaG was fair and reasonable to the stockholders of Ashworth, and KSA provided the board with a written fairness opinion to that effect. Immediately following the Ashworth board meeting, Gibson Dunn contacted Sheppard Mullin to inform them the transaction had been approved.

On October 13, 2008, TMaG’s board of directors, with adidas’ approval, approved the acquisition of Ashworth, the formation of Purchaser, the execution of the Merger Agreement and Stockholder Tender Agreement, and the funding of the transactions.

On October 13, 2008, TMaG, Purchaser and Ashworth executed the definitive Merger Agreement, and TMaG, Mr. Meyer, Mr. Koeneke and certain other stockholders executed the Stockholder Tender Agreement. On the morning of October 13, 2008, Ashworth and TMaG publicly announced the transaction through the issuance of a joint press release. On October 14, 2008, Ashworth filed on a Current Report on Form 8-K with the SEC the press release, Merger Agreement and Stockholder Tender Agreement.

On October 20, 2008, TMaG and Purchaser commenced the Offer and filed a Schedule TO with the SEC. In addition, on October 20, 2008, Ashworth filed a Schedule 14D-9 with the SEC relating to the Offer.

12.	The Merger Agreement; Other Arrangements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as exhibit (d)(1) to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in any event within five (5) business days after the date of the Merger Agreement. The obligation of Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 of this Offer to Purchase entitled “Conditions of the Offer.” Purchaser has agreed that, without Ashworth’s prior consent, no change in the Offer may be made which (1) reduces the number of Shares subject to the Offer, (2) reduces the Offer Price, (3) changes the form of consideration payable in the Offer, (4) changes the Minimum Condition, (5) modifies or adds conditions to the Offer in any manner adverse to the holders of Shares (other than to waive any such condition to the extent permitted by the Merger Agreement), (6) extends the Offer in any manner other than as set forth in the Merger Agreement or (7) amends any other term of the Offer in a manner adverse to the holders of the Shares.

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date for one or more additional periods of ten (10) business days each if, as of any then scheduled expiration time for the Offer, any of the conditions to our obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived. In no event, however, will the Offer be extended beyond February 17, 2009 (the “Outside Date”), except as may be required by law.

If, at the initial expiration date of the Offer or any extension thereof, the Outstanding Liabilities (as defined in the Merger Agreement) of Ashworth (on a consolidated basis) exceeds a threshold, which shall initially be $85 million, then we can elect to adjust the Offer Price downward and extend the Offer for an additional period of ten (10) business days (provided that the end of such ten (10) business day period is before the Outside Date). If we elect to do this, the Offer Price will be reduced from $1.90 per share, on a pro rata basis, by the amount by which the Outstanding Liabilities exceed $85 million. As used in the Merger Agreement, “Outstanding Liabilities” shall mean, with respect to Ashworth and its subsidiaries in the aggregate on the applicable measurement date, all liabilities that would be required under GAAP to be set forth on the face of an audited consolidated balance sheet of Ashworth. After any such adjustment, the new threshold for purposes of triggering a future adjustment right will be equal to the Outstanding Liabilities at the time of such adjustment, plus an additional $5 million. If we make an adjustment downward to the Offer Price under this mechanism, you will be notified of, and have an opportunity for at least ten (10) business days to consider, whether you want to tender your Shares at the new reduced price, and any prior tender of your Shares at the higher price will be deemed withdrawn. We do not currently anticipate reducing the Offer Price under this mechanism. It was intended solely to protect us in the event the Outstanding Liabilities of Ashworth exceed $85 million.

Subject to the terms of the Merger Agreement, we are required to extend the Offer beyond the scheduled Expiration Date for any period required by any rule, regulation, interpretation or provision of the Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offer.

In addition, we may provide for a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Directors. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by TMaG or Purchaser pursuant to the Offer (provided that the Minimum Condition is satisfied), TMaG shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors designated by TMaG pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by TMaG or Purchaser so accepted for payment bears to the total number of Shares then outstanding. Ashworth shall, upon TMaG’s request, promptly take all actions necessary to increase the size of the Board or use its reasonable efforts to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable TMaG’s designees to be so elected to the Board. At such time, Ashworth shall also, upon TMaG’s request, cause persons designated by TMaG (provided that any designees to the Audit Committee comply with the Audit Committee Requirements (as defined below)) to constitute at least the same percentage (rounded up to the next whole number) as is on Ashworth’s Board of each committee of the Board. Ashworth is required to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Merger Agreement also provides that, in the event that TMaG’s designees are elected to the Board, until the Effective Time (as defined in the Merger Agreement), the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”); provided that, in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, the remaining Independent Directors shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate three persons (who shall not be officers or affiliates of Ashworth) who shall not be stockholders, affiliates or associates of TMaG or Purchaser to fill such vacancy, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. If TMaG’s designees are elected to the Board before the Effective Time and constitute a majority of the directors, the affirmative vote of a majority of the Independent Directors shall be required for Ashworth to (1) amend or terminate the Merger Agreement, (2) exercise or waive any of Ashworth’s rights, benefits or remedies under the Merger Agreement, (3) extend or waive the time of performance of any obligations of TMaG or Purchaser under the Merger Agreement or (4) take any other action by the Board under or in connection with the Merger Agreement that is reasonably expected to have an adverse and disproportionate effect as between Ashworth’s stockholders on the one hand and TMaG and Purchaser on the other hand.

The Merger. The Merger Agreement provides that at the Effective Time (1) Purchaser shall be merged with and into Ashworth and the separate corporate existence of Purchaser shall thereupon cease, and (2) Ashworth shall be the successor or surviving corporation (the “Surviving Corporation”), wholly-owned by TMaG.

Each Share outstanding immediately prior to the Effective Time (other than Shares owned by TMaG or Purchaser or held by Ashworth as treasury stock or owned by Ashworth or any of its subsidiaries, all of which will be cancelled, retired and cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive an amount equal to the Offer Price paid in the Offer, without interest.

Holders of Shares who properly perfect their appraisal rights under the DGCL will be entitled to the amounts determined pursuant to the appropriate proceedings required under the DGCL.

Stock Options. As soon as practicable following the date of the Merger Agreement, Ashworth shall take all action necessary, and Ashworth’s Board of Directors (or, if appropriate, any committee thereof administering Ashworth Option Plans) shall adopt such resolutions or take such other actions (if any) as may be required, such that each option, warrant or other right to purchase or otherwise acquire Shares granted under the Ashworth 2007 Nonstatutory Stock Option Plan and the Second Amended and Restated Ashworth, Inc. 2000 Equity Incentive Plan (the “Plans” and the options, warrants or other rights to purchase or otherwise acquire shares granted thereunder being the “Options”) which is outstanding and unexercised immediately prior to the Acceptance Date, whether vested or unvested, shall be cancelled immediately following the Acceptance Date, without any action on the part of the holder of such Option, with the holder thereof becoming entitled to receive a payment in cash from Ashworth in an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Option. As a result of the fact that all Options have a per share exercise price that is above the $1.90 per share Offer Price, all of the Options are “out of the money” and the Options will be cancelled at the closing of the Merger without any payment therefor.

Certificate of Incorporation and Bylaws; Directors and Officers. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation and bylaws of Purchaser will become the certificate of incorporation and bylaws of the Surviving Corporation. The directors of Purchaser shall be the initial directors of the Surviving Corporation and persons designated in writing by TMaG prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Top-Up Option. As part of the Merger Agreement, Ashworth granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares held by Purchaser and TMaG at the time of exercise, would constitute one share more than 90% of the total Shares then outstanding (calculated on a fully diluted basis including the issuance of the Top-Up Shares), at a price per Share equal to the Offer Price. The Top-Up Option shall be exercisable once in whole and not in part during the twenty (20) business day period immediately following Purchaser’s and TMaG’s acceptance for payment of Shares pursuant to the Offer (which includes, for the avoidance of doubt, any Subsequent Offering Period). The Top-Up Option will not be exercisable to the extent the number of Shares issuable would exceed the number of authorized but unissued Shares, or if the grant of the Top-Up Option or the issuance of top-up shares would violate applicable law or require the approval of Ashworth’s stockholders under applicable law, including Nasdaq Stock Market Rules. If the Top-Up Option is exercised by Purchaser (resulting in Purchaser owning 90% or more of the outstanding Shares), Purchaser will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the DGCL.

Stockholders’ Meeting. If required by applicable law, Ashworth will call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following the expiration of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting, all Shares then owned by TMaG or Purchaser or any other subsidiary of TMaG will be voted in favor of approval of the Merger Agreement. If Purchaser acquires through the Offer Shares representing, together with all Shares owned by TMaG or Purchaser, at least a majority in voting power of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and Purchaser were to accept for payment Shares pursuant to the Offer), Purchaser will have sufficient voting power to effect the Merger without the affirmative vote of any other Ashworth stockholder.

The DGCL also provides for a “short-form” merger procedure if a corporation owns at least 90% of the outstanding shares of each class of voting stock of another corporation. A “short-form” merger may be consummated by the 90% stockholder without prior notice to, or the approval of, the other stockholders. Accordingly, if, as a result of the Offer, Purchaser or any other subsidiary of TMaG acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser intends to effect the Merger without prior notice to, or any action by, any other Ashworth stockholder.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Ashworth to TMaG and Purchaser and representations and warranties made by TMaG and Purchaser to Ashworth. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

Pursuant to the Merger Agreement, Ashworth has made customary representations and warranties, as to Ashworth and its subsidiaries, to TMaG and Purchaser, including representations relating to: organization, standing and power; capitalization; authority relative to the Merger Agreement; no conflict; consents and approvals; SEC reports, financial statements; liability; certain information; absence of certain changes or events since July 31, 2008; litigation; compliance with laws; benefit plans; labor matters; environmental matters; taxes; contracts; insurance; real property; intellectual property; rights plan; brokers; certain practices; takeover statutes; fairness opinion; complete copies, and exclusivity of representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Ashworth are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to:

•	the business, financial condition or results of operations of Ashworth and its subsidiaries, taken as a whole, or

•	the ability of Ashworth to perform, in all material respects, its obligations under the Merger Agreement or to consummate the transactions contemplated hereby;

provided, however, that “Material Adverse Effect” shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following, either alone or in combination:

•	general changes, trends or developments in any of the industries in which Ashworth or any of its subsidiaries operates,

•

changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets (except to the extent that such changes affect Ashworth and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industries in which Ashworth and its subsidiaries conduct their business),

•

international calamity directly or indirectly involving the United States, national calamity, an act of war (whether or not declared), sabotage, terrorism, military actions or the escalation thereof, an act of God or other force majeure events (except, in each of the foregoing cases, to the extent that such changes affect Ashworth and its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industries in which Ashworth and its subsidiaries conduct their business),

•	changes in exchange or interest rates,

•	any actions required under the Merger Agreement to obtain any approval or authorization under applicable laws for the consummation of the Merger,

•	changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof,

•	changes in the price or trading volume of Ashworth’s stock,

•

any failure by Ashworth or any subsidiary to meet any estimates or expectations of Ashworth’s or such subsidiary's revenue, earnings or other financial performance or results of operations for any period (including the failure to meet any published analyst estimates or the failure to perform at a level on par with Ashworth's or such subsidiary’s competitors), or any failure by Ashworth or any of its subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings, cash flows or other financial performance or results of operations,

•	any inventory write-downs, delayed or deferred trade payables or any reduction in sales, operating profit, net income or any other financial metric compared with any prior period,

•

that certain License Agreement dated as of May 14, 2001 between Callaway Golf Company and Ashworth, as amended to date and may be amended from time to time (the “Callaway License Agreement”), including any litigation in connection therewith (including any adverse judgment or arbitration award) or the modification or termination thereof,

•

the announcement or pendency of the Merger Agreement and the transactions contemplated hereby, including the initiation of litigation, or the failure to give any consent, by any person (including Bank of America and any other provider of credit) with respect to the Merger Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, licensors, distributors, partners, consultants or employees of Ashworth and its subsidiaries (including Callaway Golf Company) due to the announcement and performance of the Merger Agreement or the identity of the parties to the Merger Agreement, or the performance of the Merger Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein,

•	the termination or resignation of any director, executive officer, other employee or consultant of Ashworth or any of its subsidiaries,

•	any action taken by Ashworth, or which Ashworth causes to be taken by any of its subsidiaries, in each case which is required by or resulting from or arising in connection with the Merger Agreement,

•

any actions taken (or omitted to be taken) at the written request of, or consented to by (including any debt financing permitted under the Merger Agreement), TMaG, Purchaser or their affiliates or representatives, or

•	any increase in the cost or availability of financing to TMaG or Purchaser.

The representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement shall not survive beyond the Effective Time. This limitation shall not apply to any covenant or agreement which by its terms contemplates performance after the Effective Time.

Conduct of Business of Ashworth. The Merger Agreement provides that, except as expressly permitted therein, from the date of the Merger Agreement to the Effective Time, Ashworth shall, and shall cause each of its subsidiaries to use, reasonable commercial efforts to conduct its business in the ordinary course of business, to be in compliance with the terms of all material contracts, insurance policies and applicable laws, to preserve substantially intact its business organization and to preserve its current relationships (and goodwill) with customers, suppliers, lessors, creditors, employees, consultants, directors and other persons with which it has material business relations. Without limiting the generality of the foregoing, between the date of the Merger Agreement and the Effective Time, except as contemplated by the Merger Agreement, disclosed in the “Company Disclosure Letter” to the Merger Agreement, or as required by applicable law or the requirement of any material contract, Ashworth shall not (without TMaG’s prior written consent, which consent will not be unreasonably withheld or delayed), and shall not permit any of its subsidiaries to:

(i)	amend or permit the adoption of any amendment to any certificate of incorporation, bylaws and other charter or organizational documents of Ashworth and its subsidiaries;

(ii)	issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, or grant to any person any right or security to acquire any shares of its capital stock, except pursuant to the exercise of stock options or the vesting of unvested restricted stock grants in accordance with their terms;

(iii)	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of Ashworth to Ashworth or to other subsidiaries);

(iv)	adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of Ashworth (except in connection with the cashless exercises or similar transactions pursuant to the exercise of stock options or settlement of unvested restricted stock grants or other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v)	except as contemplated by the Merger Agreement, amend or waive any of its rights under any provision of any of Ashworth’s equity plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement;

(vi)	(A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing contracts, or (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing contracts;

(vii)	other than in the ordinary course of business consistent with past practice, other than would not reasonably be expected to increase the net expenses or lower the net revenues of Ashworth and its subsidiaries by more than $100,000 in the aggregate per annum and other than contracts entered into with the prior approval of TMaG and Purchaser, enter into, materially amend or terminate any material contract;

(viii)	make any capital expenditure outside the ordinary course of business or make any single capital expenditure in excess of $75,000; provided, however, that the maximum amount of all capital expenditures made on behalf of Ashworth and its subsidiaries until the Effective Time shall not exceed $300,000 in the aggregate;

(ix)	acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person (except in each case for assets acquired, leased, licensed or disposed of by Ashworth or any of its subsidiaries in the ordinary course of business and not having a value, or not requiring payments to be made or received, in excess of $75,000 individually, or $300,000 in the aggregate), or waive or relinquish any material right;

(x)	(A) make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of Ashworth), or (B) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by Ashworth on behalf of its subsidiaries), in each case, (1) in excess of $50,000 individually or $250,000 in the aggregate, (2) other than in the ordinary course of business consistent with past practice, (3) other than pursuant to loan agreements to which Ashworth or any of its subsidiaries is a party as of the date hereof and (4) other than pursuant to contracts entered into with the prior approval of TMaG and Purchaser;

(xi)	except to the extent required by applicable law (including Section 409A of the Code): (A) increase the compensation or benefits of any director or individual employed by Ashworth that is at a vice president (or equivalent) level and above, including consultants with substantially equivalent duties or (B) amend or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not increase the cost to Ashworth or any of its subsidiaries of maintaining the applicable compensation or benefit plan) with or for the benefit or its employees or directors; provided, however, that Ashworth and its subsidiaries may make regularly scheduled bonus payments and increase the amount of wages paid to employees in the ordinary course of business and consistent with past practices so long as (1) the total bonuses (excluding payments under Ashworth's Management Change in Control Plan) for all employees and consultants do not exceed $250,000, (2) the total base pay increase for all employees and consultants does not exceed $250,000, and (3) no individual receives a base pay increase in excess of 15%;

(xii)	hire any employee or consultant receiving annual compensation in excess of $100,000;

(xiii)	make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment relating to Ashworth or any of its subsidiaries, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Ashworth or any of its subsidiaries, or take any other similar action relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action could have the effect of materially increasing the tax liability of Ashworth or any of its subsidiaries for any period ending after July 31, 2008 or decreasing any tax attribute of Ashworth or any of its subsidiaries existing on July 31, 2008;

(xiv)	implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xv)	enter into any material transaction or take any other material action outside the ordinary course of business and inconsistent with past practices;

(xvi)	compromise, settle or agree to settle any action (including any action relating to the Merger Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (A) not in excess of $50,000 individually or $250,000 in the aggregate or (B) consistent with the reserves reflected in Ashworth's balance sheet at July 31, 2008; or

(xvii)	agree to take any of the actions described herein.

No Solicitation. From the date of the Merger Agreement until the Effective Time, Ashworth shall not, and shall not permit any of its subsidiaries to, and shall not authorize or permit its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, the “Representatives”), to, directly or indirectly;

•	solicit, initiate, or knowingly encourage or knowingly induce the making, submission or announcement of any inquiries or the making of any proposal or offer related to an Acquisition Proposal,

•

furnish any information regarding Ashworth or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal,

•	engage in discussions or negotiations with any Person with respect to any Acquisition Proposal (other than to state that they currently are not permitted to have discussions),

•	approve, endorse or recommend any Acquisition Proposal,

•	make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or

•	enter into any letter of intent or similar document or any contract having a primary purpose of effectuating, or which would reasonably be expected to effect, any Acquisition Proposal.

Notwithstanding the foregoing, if at any time following the date of the Merger Agreement until the Effective Time, Ashworth may furnish and make available information with respect to Ashworth and its subsidiaries to a person making an Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement and may participate in discussions or negotiations with a person making an Acquisition Proposal regarding such Acquisition Proposal if prior to taking any of the actions set forth above:

•	Ashworth receives a written Acquisition Proposal that the Board believes in good faith to be bona fide,

•	such Acquisition Proposal was unsolicited and did not otherwise result from a breach of the Merger Agreement,

•

the Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal,

•

the Board determines in good faith (after consultation with outside counsel) that the failure to take such action would constitute a breach of its fiduciary duties to the stockholders of Ashworth under applicable law,

•

as promptly as practicable (and in no event later than one business day) prior to providing any non-public information to any such person, Ashworth advises TMaG in writing of any inquiry or proposal or offer related to an Acquisition Proposal or any request for nonpublic information relating to Ashworth or any of its subsidiaries (including the identity of the person making or submitting such Acquisition Proposal or request, and the terms thereof) that is made or submitted by any person prior to the Effective Time, and

•

contemporaneously with or as promptly as practicable after furnishing any nonpublic information to such person, Ashworth furnishes such information to TMaG (to the extent such information has not been previously delivered or made available by Ashworth to TMaG).

The Merger Agreement provides that Ashworth’s Board shall not:

•

withdraw (including by taking a neutral stance) the approval, recommendation or declaration of advisability by Ashworth’s Board or any such committee of the Merger Agreement, the Merger or any of the other transactions contemplated hereby,

•	adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal,

•

cause or permit Ashworth to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an Acquisition Proposal, or

•	resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, with respect to a Superior Proposal, Ashworth’s Board may do any of the foregoing at any time prior to the consummation of the Offer if Ashworth’s Board determines in good faith that its failure to do any of the foregoing would be a breach of its fiduciary duties.

For purposes hereof:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Ashworth than, those set forth in the confidentiality agreement between Ashworth and TMaG, dated April 30, 2008.

“Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than TMaG and its affiliates) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (A) of assets or businesses of Ashworth and its subsidiaries that generate 15% or more of the net revenues or net income or that represent 15% or more of the total assets (based on fair market value), of Ashworth and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) of 15% or more of any class of capital stock, other equity security or voting power of Ashworth or any resulting parent company of Ashworth or (C) involving Ashworth or any of its subsidiaries, individually or taken together, whose businesses constitute 15% or more of the net revenues, net income or total assets (based on fair market value) of Ashworth and its subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by the Merger Agreement.

“Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal for at least 80% of the outstanding equity interests in Ashworth or more than 80% of the consolidated assets of Ashworth and its subsidiaries, in either case, that Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including the financing terms thereof, (A) is more favorable to the stockholders of Ashworth from a financial point of view than the transactions contemplated by the Merger Agreement and (B) is reasonably likely of being completed on the terms proposed on a timely basis.

Nothing contained in the Merger Agreement shall prohibit Ashworth or the Board from complying with Rules 14d-9 and 14e-2 under the Exchange Act, including, without limitation, by preventing the Board from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by the fiduciary duties of the Board to Ashworth’s stockholders or otherwise by applicable law.

Commercially Reasonable Efforts, Cooperation. Each of the parties has agreed to use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Merger Agreement, including, but not limited to, (1) making all filings (if any) and giving all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by the Merger Agreement, and (2) lift any restraint, injunction or other legal bar to the Merger. Ashworth agreed to promptly deliver to TMaG a copy of each such filing made, each such notice given and each such consent obtained.

Furthermore, if any objections are asserted with respect to the transactions contemplated hereby under any antitrust law or if any suit is instituted (or threatened to be instituted) by any applicable governmental entity or any private party challenging any of the transactions contemplated by the Merger Agreement as violative of any antitrust law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of TMaG, Purchaser and Ashworth shall use its commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any non-material assets or business of TMaG or its subsidiaries or Ashworth or its subsidiaries (including in order to alleviate any requirement to make a required filing under applicable antitrust laws of a foreign jurisdiction if the transactions contemplated by this Agreement would be materially delayed otherwise) and (ii) otherwise taking or committing to take any actions that after the Closing would not materially limit the freedom of TMaG or its subsidiaries' (including the Surviving Corporation's) freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ (including the Surviving Corporation's) businesses, product lines or assets, in each case as may be required in order to resolve such objections or suits; provided, however, that neither Ashworth nor any of its subsidiaries nor TMaG nor any of its subsidiaries or affiliates shall be obligated to, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a governmental entity to sell, hold separate, dispose of any assets or conduct or change its business unless such requirement, condition, understanding, agreement or order is binding on Ashworth or any of its subsidiaries or on TMaG or any of its subsidiaries or affiliates, as the case may be, only in the event that the Closing occurs.

Subject to the obligations set forth above, in the event that any administrative or judicial action is instituted (or threatened to be instituted) by a governmental entity or private party challenging the Merger or any other transaction contemplated by the Merger Agreement, or any other agreement contemplated hereby, (i) each of TMaG, Purchaser and Ashworth shall cooperate in a commercially reasonable manner with each other and use its respective commercially reasonable efforts to contest and resist any such action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement and (ii) TMaG and Purchaser shall defend, at their cost and expense, any action or actions, whether judicial or administrative, that seeks to prohibit, prevent or restrict the consummation of the transactions contemplated by the Merger Agreement.

Indemnification of Directors and Officers. The Merger Agreement provides that all rights to indemnification and all limitations of liability existing on the date of the Merger Agreement in favor of the directors or officers of Ashworth and its subsidiaries as provided in their respective certificates of incorporation or bylaws, will survive the Merger and continue in full force and effect in accordance with their terms for a period of six years from the Effective Time unless otherwise required by law. In addition, TMaG shall cause the Surviving Corporation to indemnify the directors or officers of Ashworth and its subsidiaries to the same extent such persons are indemnified on the date of the Merger Agreement against all claims based on or arising out of the fact that such person is or was a director or officer of Ashworth or any of its subsidiaries, in each case to the extent that such claims pertains to any matter or fact arising, existing or occurring before or at the Effective Time (including to the extent any such claim is based on or arises out of the Merger Agreement or transactions contemplated thereby).

In addition, TMaG shall cause the Surviving Corporation to maintain for a period of six years from the Effective Time officers’ and directors’ liability insurance with terms and conditions that are, taken as a whole, at least as favorable as Ashworth’s current policies for claims arising from facts or events that occurred on or prior to the Effective Time, so long as the maximum amount of the premium for such insurance policies does not exceed 300% of the annual premium for such policies for Ashworth’s current fiscal year.

Conditions to Each Party’s Obligations to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Purchaser shall have purchased all Shares validly tendered pursuant to the Offer;

(b) If required for the Merger pursuant to applicable law, the Merger shall have been duly approved by the stockholders of Ashworth in accordance with applicable law and the certificate of incorporation of Ashworth;

(c) any waiting period (and any extension thereof) that may be applicable to the Merger under the HSR Act or any other antitrust law shall have expired or been terminated without any limitation, restriction or condition that, individually or in the aggregate, would have, or reasonably be expected to have, a Material Adverse Effect, and all approvals required under any non-U.S. antitrust laws before consummation of the Merger shall have been obtained; and

(d) No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits, restrains or makes illegal the consummation of the Merger.

Termination by Mutual Consent. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Effective Time, by the mutual written consent of TMaG and Ashworth, notwithstanding any approval of the Merger Agreement by Ashworth’s stockholders.

Termination by Either TMaG or Ashworth. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, by TMaG or Ashworth at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by Ashworth’s stockholders, if:

(a) if any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that TMaG shall not have the right to terminate the Merger Agreement if TMaG or Purchaser is then in material breach of any of its covenants or agreements set forth in the Merger Agreement; or

(b) if (1) Purchaser has not accepted for payment and paid for Shares pursuant to the Offer on or before the Outside Date, (2) the Offer has expired or been terminated in accordance with its terms without Purchaser having purchased any Shares pursuant thereto or (3) Purchaser failed to commence the Offer within five (5) Business Days after the date of the Merger Agreement; provided, that a party shall not have the right to terminate the Merger Agreement if such failure to accept for payment and pay for Shares, to purchase Shares or to commence the Offer is due to such party's (or an affiliate’s) material breach of the Merger Agreement.

Termination by TMaG. The Merger Agreement may be terminated, and the Offer and Merger may be abandoned, by TMaG, if:

(a) Ashworth breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Ashworth was untrue as of the date of the Merger Agreement, which breach or failure to perform or to be true, individually or in the aggregate (A) would result in the failure of an Offer Condition and (B) cannot be or has not been cured within fifteen (15) calendar days after TMaG gave written notice to Ashworth of such breach or failure; provided, that TMaG shall not have the right to terminate the Merger Agreement if TMaG or Purchaser is then in material breach of any of its covenants or agreements set forth in the Merger Agreement; or

(b) (1) Ashworth or its Board (or any committee thereof) (A) approves, adopts, endorses or recommends any Acquisition Proposal or (B) approves, adopts, endorses or recommends, or enters into or allows Ashworth or any of its subsidiaries to enter into, an Alternative Acquisition Agreement, (2) the Board resolves, agrees or proposes any of the foregoing, (3) Ashworth materially breached any of its obligations regarding the solicitation of proxies in favor of the Merger or (4) Ashworth or its Board (or any committee thereof) publicly proposes any of the foregoing.

Termination by Ashworth. The Merger Agreement may be terminated by Ashworth, and the Offer and the Merger may be abandoned, at any time prior to the time that Purchaser has purchased Shares pursuant to the Offer if:

(a) TMaG or Purchaser breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of TMaG or Purchaser is untrue, which breach or failure to perform or to be true, individually or in the aggregate (A) has had or would reasonably be expected to have, a Material Adverse Effect and (B) cannot be or has not been cured within fifteen (15) calendar days after Ashworth gave written notice to TMaG of such breach or failure; provided, that Ashworth shall not have the right to terminate the Merger Agreement if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement; or

(b) in accordance with and subject to the terms and conditions regarding a Superior Proposal; provided, that Ashworth shall have substantially concurrently with such termination entered into the alternative acquisition agreement regarding an Acquisition Proposal.

Effect of Termination; Termination Fee. In the event of termination of the Merger Agreement, it shall forthwith become void and have no effect, without any liability or obligation on the part of TMaG, Purchaser or Ashworth, except as set forth in the Merger Agreement; provided, that nothing shall relieve any party from liability for any willful or material breach of any covenant or agreement of such party contained in the Merger Agreement. Ashworth is required to pay TMaG a termination fee of $2,000,000 if the Merger Agreement if terminated for any of the following reasons:

•

(A) an Acquisition Proposal or intention to make an Acquisition Proposal is made directly to the Ashworth’s stockholders, otherwise publicly disclosed or otherwise communicated to senior management of Ashworth or Ashworth’s Board, (B) the Merger Agreement is thereafter terminated by Ashworth or TMaG as a result of the failure (at a time when all other Offer Conditions have been satisfied) of the Minimum Condition to be satisfied after 120 days have elapsed since the commencement of the Offer, or by TMaG pursuant to subsection (a) under the section above entitled Termination by TMaG, and (C) within twelve (12) months after the date of such termination, a transaction in respect of an Acquisition Proposal referenced in clause (A) is consummated;

•	the Merger Agreement is terminated by TMaG pursuant to subsection (b) under the section above entitled Termination by TMaG; or

•	the Merger Agreement is terminated by Ashworth pursuant to subsection (b) under the section above entitled Termination by Ashworth.

In the event Ashworth terminates the Merger Agreement in certain circumstances due to a breach of the Merger Agreement by TMaG or Purchaser that is uncured after notice thereof, then TMaG must pay Ashworth an amount equal to all fees and out-of-pocket expenses incurred by Ashworth in connection with the Merger Agreement, the Offer, or any other transactions contemplated by the Merger Agreement.

Modification or Amendment. The Merger Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before of after Ashworth stockholder approval has been obtained; provided that (a) after Purchaser has accepted for payment and paid for Shares pursuant to the Offer, no amendment shall be made which decreases the Offer Price and (b) after Ashworth stockholder approval has been obtained, no amendment shall be made that pursuant to applicable law requires further approval or adoption by the stockholders of Ashworth without such further approval or adoption. The Merger Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Stockholder Tender Agreement

The following is a summary of certain provisions of the Stockholder Tender Agreement, a copy of which is filed as exhibit (d)(2) to the Schedule TO. The summary is qualified in its entirety by reference to the Stockholder Tender Agreement, which is incorporated by reference herein.

In connection with the Merger Agreement, David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd (f/k/a Starboard Value & Opportunity Master Fund, Ltd), Parche, LLC (collectively, the “Tendering Stockholders”) and TMaG entered into a Stockholder Tender Agreement. Mr. Meyer and Mr. Koeneke are directors of Ashworth, but entered into the Stockholder Tender Agreement with TMaG solely in their capacity as stockholders of Ashworth. Pursuant to the terms of the Stockholder Tender Agreement, the Tendering Stockholders agreed to tender in the Offer all Shares with respect to which the Tendering Stockholders have voting and dispositive power and vote their Shares against (1) any action or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or obligation of Ashworth contained in the Merger Agreement; (2) any action or agreement that would reasonably be expected to cause any condition of the Offer not to be satisfied; and (3) against the following actions (other than the Offer, the Merger and the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal; (ii) any change in a majority of the members of the board of directors of Ashworth, other than any change contemplated by the Merger Agreement; or (iii) any other action that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Tender Agreement. Notwithstanding the foregoing, if a Tendering Stockholder receives an unsolicited offer to purchase such stockholder’s Shares from a party other than Purchaser or TMaG, the Tendering Stockholder may sell its Shares to such party if the Tendering Stockholder concludes in good faith, taking into account all legal, financial, regulatory and other aspects of the unsolicited offer, that such offer is more favorable from a financial point of view than the transactions with TMaG and Purchaser under the Merger Agreement, and such unsolicited offer is likely to be completed as proposed on a timely basis. In addition, the Tendering Stockholders’ obligations under the Stockholder Tender Agreement will terminate if the Merger has not occurred within six months.

As of October 13, 2008, the Tendering Stockholders owned 2,362,439 Shares which they are obligated to tender and vote, except to the extent in conflict with existing proxies given by the Tendering Stockholders. The Shares owned by the Tendering Stockholders represent approximately 16% of the Shares outstanding as of October 13, 2008. Mr. Meyer and Mr. Koeneke are also the beneficial owners of 125,641 and 13,813 Shares, respectively, issuable upon the exercise of options they hold, which would become subject to the Stockholder Tender Agreement if they were to exercise such options.

13.	Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters

Purpose of the Offer and the Merger

The purpose of the Offer, the Merger and the Merger Agreement is to acquire control of, and the entire equity interest in, Ashworth. The Offer is intended to increase the likelihood that the Merger will be effected and reduce the time required for TMaG to complete the acquisition of Ashworth. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The transaction structure includes the Merger to ensure the acquisition of all outstanding Shares. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Upon consummation of the Merger, Ashworth will become a wholly-owned subsidiary of TMaG, and TMaG will be entitled to all of the benefits resulting from that ownership, including any increase or decrease in Ashworth’s value. As a result of the Stockholder Tender Agreement, TMaG and Purchaser may be currently deemed to be the beneficial owners of the 2,362,439 Shares beneficially owned by the Tendering Stockholders. These shares represent approximately 16% of Ashworth’s outstanding shares as of October 13, 2008.

Plans for Ashworth

TMaG is conducting a detailed review of Ashworth and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and will consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. TMaG will continue to evaluate the business and operations of Ashworth during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, TMaG intends to review such information as part of a comprehensive review of Ashworth’s business, operations, capitalization and management with a view to optimizing development of Ashworth’s potential in conjunction with TMaG’s existing businesses. Possible changes could include changes in Ashworth’s business, corporate structure, charter, bylaws, capitalization, board of directors, management or dividend policy.

Except as described in this Offer to Purchase, TMaG and Purchaser have no present plans or proposals that would relate to or result in: (1) any extraordinary corporate transaction involving Ashworth or any of its subsidiaries, such as a merger, reorganization or liquidation involving Ashworth or its subsidiaries, (2) a purchase, sale or transfer of a material amount of assets of Ashworth or any of its subsidiaries, (3) any change in Ashworth’s Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on Ashworth’s Board or to change any material term of the employment contract of any executive officer, (4) any material change in Ashworth’s capitalization, indebtedness or dividend policy, (5) any other material change in Ashworth’s corporate structure or business, (6) a class of equity shares or securities of Ashworth being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system operated by a national securities association or (7) a class of equity securities of Ashworth becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. TMaG and Purchaser may consider selling certain core assets of Ashworth’s business; however, TMaG and Purchaser do not have any specific plans or proposals to do so. See Sections 7 and 12 of this Offer to Purchase entitled “Certain Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations” and “The Merger Agreement; Other Arrangements,” respectively.

Other Matters

Stockholder Approval. Under the DGCL and Ashworth’s Certificate of Incorporation, the approval of the Board, and, upon such Board approval, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby. Unless the Merger is consummated pursuant to the short form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of Ashworth will be required to complete the Merger), the only remaining required corporate action of Ashworth will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Pursuant to the Merger Agreement, Ashworth has agreed to take all action necessary under the DGCL and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required. If Purchaser owns a majority of the outstanding Shares, approval of the Merger can be obtained without the affirmative vote of any other stockholder of Ashworth.

Short Form Merger. Under the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of Ashworth’s stockholders. In such event, Purchaser anticipates that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition without a meeting of Ashworth’s stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, the Top-Up Option or otherwise, a significantly longer period of time may be required to effect the Merger, because a vote or the consent of Ashworth’s stockholders would be required under the DGCL.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of Ashworth at the time of the Merger will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, among other things, asset values and earning capacity of Ashworth. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A holder of Shares may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any available appraisal rights. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Offer or the Merger. Rule 13e-3 would be inapplicable to the Offer and the Merger if (a) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

14.	Conditions of the Offer

Notwithstanding anything to the contrary in the Merger Agreement or the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

a.	immediately prior to the expiration of the Offer (for the avoidance of doubt, as the same may be extended pursuant to the terms of the Merger Agreement), there shall not have been validly tendered and not withdrawn a number of Shares that, together with all Shares, if any, then owned by TMaG or any of its subsidiaries, would represent at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase;

b.	immediately prior to the expiration of the Offer (for the avoidance of doubt, as the same may be extended pursuant to the terms of the Merger Agreement), any applicable waiting period under the HSR Act or other applicable antitrust law in respect of the transactions contemplated by the Merger Agreement shall not have expired or been terminated;

c.	prior to the expiration of the Offer (for the avoidance of doubt, as the same may be extended pursuant to the terms of the Merger Agreement), Ashworth or its Board (or any committee thereof) (A) approves, adopts, endorses or recommends any Acquisition Proposal or (B) approves, adopts, endorses or recommends, or enters into or allows Ashworth or any of its subsidiaries to enter into, an Alternative Acquisition Agreement, (2) the Board resolves, agrees or proposes any of the foregoing, (3) Ashworth materially breached any of its obligations regarding the solicitation of proxies in favor of the Merger or (4) Ashworth or its Board (or any committee thereof) publicly proposes any of the foregoing;

d.	prior to the expiration of the Offer (for the avoidance of doubt, as the same may be extended pursuant to the terms of the Merger Agreement), the Merger Agreement shall have been terminated in accordance with its terms; or

e.	prior to the expiration of the Offer (for the avoidance of doubt, as the same may be extended pursuant to the terms of the Merger Agreement), any of the following conditions exist:

i.	any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement (which includes any requirement by a governmental entity to dispose of any material portion of the business or assets of Ashworth, other than business or assets of Ashworth relating to the Callaway License Agreement, or TMaG) and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the Offer pursuant to this paragraph shall have used its commercially reasonable efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the Merger Agreement;

ii.	there shall have been any law enacted, enforced, promulgated, amended or issued by any governmental entity that makes illegal or otherwise prohibits the consummation of the Offer or the Merger;

iii.	since the date of the Merger Agreement, there occurred a Material Adverse Effect; or

iv.	(A) Ashworth failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, which failures would reasonably be expected to have a Material Adverse Effect or (B) any representation or warranty of Ashworth set forth in the Merger Agreement is not true and correct as of the date of the Merger Agreement (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions (except for the conditions set forth in clauses (a) and (d) above) are for the sole benefit of TMaG and Purchaser and may be asserted by TMaG and Purchaser regardless of the circumstances giving rise to such condition or may be waived by TMaG and Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by TMaG, Purchaser or any other affiliate of TMaG at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters; Regulatory Matters

General. Except as described in this Offer to Purchase, based on information provided by Ashworth, none of Ashworth, Purchaser or TMaG is aware of any license or regulatory permit that appears to be material to the business of Ashworth and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of Ashworth’s subsidiaries) as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required or desirable for the acquisition and ownership of the Shares (and the indirect acquisition of the stock of Ashworth’s subsidiaries) by Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Purchaser and TMaG presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Ashworth’s business or that certain parts of Ashworth’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See the “Introduction” and Section 14 of this Offer to Purchase entitled “Conditions of the Offer” for a description of the conditions to the Offer, including conditions with respect to governmental actions.

State Takeover Laws. Ashworth is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder unless, among other things, the corporation’s board of directors approves such business combination or the transaction in which the interested stockholder becomes such prior to the time the interested stockholder becomes such. Ashworth’s Board has taken all appropriate action so that neither TMaG nor Purchaser is or will be considered an “interested stockholder” pursuant to Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states.

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Neither adidas, TMaG nor Purchaser has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, neither adidas, TMaG nor Purchaser have attempted to comply with any state takeover laws or regulations in connection with the Offer or the Merger. If any government official or third party should seek to apply any state takeover law or regulation to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Ashworth, Purchaser will take such action as then appears desirable, which may include challenging the applicability or validity of such statute in appropriate court proceedings and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. With respect to U.S. antitrust law, the purchase of Shares by Purchaser pursuant to the Offer is not subject to such requirements. Accordingly, neither TMaG nor Ashworth will make an HSR filing with respect to the Offer. See Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

Foreign Laws. According to publicly available information, Ashworth conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on Ashworth’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that Purchaser will be able to cause Ashworth or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Ashworth or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger. Purchaser believes that Purchaser and Ashworth will be required to make such filings in Germany, Austria, Turkey and Slovakia. See Section 14 of this Offer to Purchase, entitled “Conditions of the Offer.”

16.	Fees and Expenses

Purchaser has retained Barclays Capital Inc. to act as Dealer Manager, Morrow & Co., LLC to act as the Information Agent and Continental Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. Such firms each will receive reasonable and customary compensation for their services. Purchaser has also agreed to reimburse each such firm for certain reasonable out of pocket expenses and to indemnify each such firm against certain liabilities and expenses in connection with their services, including certain liabilities under the United States federal securities laws.

Except as described above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed upon request by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17.	Miscellaneous

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the valid laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with an applicable valid law, Purchaser will make a good faith effort to comply with any such law. If after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of adidas, TMaG or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser, TMaG and adidas have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer. In addition, Ashworth has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Ashworth’s Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9 of this Offer to Purchase entitled “Certain Information Concerning adidas, TMaG and Purchaser.”

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of adidas, TMaG, Purchaser, Ashworth any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

PHX ACQUISITION CORP.

October 20, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF ADIDAS, TMAG AND PURCHASER

The name, age and current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of adidas, TMaG and Purchaser are set forth below. None of the directors and officers listed below has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Sabine Bauer	45	Ms. Bauer is a member of the Supervisory Board (the equivalent of a U.S. board of directors) and Employee Representative of adidas AG. She is Team Leader of Quality Service Systems for Global Operations of adidas AG.

Glenn Bennett	45	Mr. Bennett has been a member of the Executive Board of adidas AG since 1997, and is responsible for all Footwear, Apparel and Accessories & Gear Operations activities. Mr. Bennett joined adidas AG in 1993, where he began as Head of Worldwide Footwear Development.

Frank Dassler	52	Mr. Dassler is a member of the board of directors of PHX Acquisition Corp. He also serves as General Counsel and Chief Compliance Officer of the adidas Group, responsible for group legal, social and environmental affairs, group services and key projects and governmental relations. Previously, from 1988 until 2004, he worked as a self-employed attorney at law.

Klaus Flock	40

Mr. Flock is the Chief Financial Officer of TMaG and PHX Acquisition Corp. Previously, from 2004 until 2006, Mr. Flock served as Managing Director for adidas Indonesia, and from 2001 to 2004, as the Managing Director for adidas- Salomon International Sourcing Ltd. in Hong Kong. Mr. Flock joined the adidas Group in 1994, and has served in various finance functions.

Hans Friderichs	77	Dr. Friderichs has served as Chairman of the Supervisory Board of adidas AG since November 2007. Previously, he was Deputy Chairman of the Supervisory Board of adidas AG. He is Chairman of the Supervisory Board of allit AG, and was Chairman of the Supervisory Board of Racke Weinkeller GmbH & Cie. KGaA until November 2007. He is also Member of the Advisory Board of BRASILINVEST Group.

Manfred Gentz	66	Dr. Gentz is a member of the Supervisory Board of adidas AG. He has been Chairman of the Administrative Board of Zurich Financial Services S.A. since April 2005, and held various positions at Daimler-Benz AG from 1970 through 2004.

Herbert Hainer	54	Mr. Hainer has been a member of the board of directors of TMaG since March 2001. He also serves as Chief Executive Officer and Chairman of the Executive Board of adidas AG. From January 2000 until March 2001, Mr. Hainer served as Deputy Chairman of adidas AG. Mr. Hainer joined the adidas Group in 1987, where he served as Senior Vice President Region Europe, Africa, Middle East (Sales, Logistics) prior to his appointment to the Executive Board of adidas AG in March 1997.

Stefan Jentzsch	48	Dr. Jentzsch is a member of the Supervisory Board at adidas AG since November 2007. He is Chief Executive Officer of Dresdner Kleinwort where he has served since 2005 and a member of the Management Board of Dresdner Bank AG. From 2001 to 2005, he worked in the investment banking group at Hypo Vereinsbank.

Fritz Kammerer	63	Mr. Kammerer is Deputy Chairman of the Supervisory Board at adidas AG and Chairman of the Central Works Council of adidas AG, a labor organization.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Mark King	49	Mr. King currently is Chief Executive Officer and President of TMaG and PHX Acquisition Corp. Mr. King joined TMaG in 1981 and has held several positions including Regional Sales Manager, Vice President of Sales, and President.

Igor Landau	64	Mr. Landau has been Deputy Chairman of the Supervisory Board at adidas AG since November 2007. From 2002 to 2004, he was Chief Executive Officer of Aventis S.A. Mr. Landau serves as a member of the Supervisory Board of Allianz AG and a member of the boards of directors of Sanofi-Aventis S.A. and HSBC France S.A.

Roland Nosko	50	Mr. Nosko is a member of the Supervisory Board and Employee Representative at adidas AG, in his capacity as Trade Union Official of IG BCE Trade Union. He is also a member of the Supervisory Boards of BP Gelsenkirchen GmbH and CeramTec AG.

Harm Ohlmeyer	40	Mr. Ohlmeyer is a member of the board of directors of PHX Acquisition Corp. He also serves as the Chief Financial Officer for the adidas Brand. From 2004 until 2006, Mr. Ohlmeyer served as the Chief Financial Officer for TMaG. Mr. Ohlmeyer joined the adidas Group in 1998, and has held several positions within the finance group.

William Reimus	45	Mr. Reimus is Secretary of PHX Acquisition Corp. Mr. Reimus joined TMaG in 1997 and currently serves as a Senior Vice President and General Counsel, and as Secretary since June 2004. From 1993 until 1997, Mr. Reimus worked as an attorney at an Intellectual Property law firm.

Hans Ruprecht	54	Mr. Ruprecht is a member of the Supervisory Board and Employee Representative at adidas AG. He currently serves as Sales Director of Customer Service for Area Central of adidas AG.

Willi Schwerdtle	55	Mr. Schwerdtle is a member of the Supervisory Board of adidas AG and General Manager at Proctor & Gamble Holding GmbH.

Robin Stalker	50	Mr. Stalker joined adidas AG in 1996. Since February 2000, he has been Chief Financial Officer of adidas AG and was appointed to the Executive Board, responsible for Finance, in 2001. In 2005, he assumed additional responsibility as Labor Director.

Erich Stamminger	51	Mr. Stamminger has been a member of the board of directors of TMaG since June 2004. He also serves as member of the Executive Board of adidas AG and as President and Chief Executive Officer of the adidas Brand. From 2004 until 2006, Mr. Stamminger served as a member of the Executive Board responsible for Global Marketing and North America and as President and Chief Executive Officer of adidas America Inc. Mr. Stamminger joined the adidas Group in 1983 and was appointed to the Executive Board of adidas AG in 1997.

Heidi Thaler-Veh	46	Ms. Thaler-Veh serves as a member of the Supervisory Board and Employee Representative at adidas AG and is a member of the Central Works Council of the Company.

Christian Tourres	70	Mr. Tourres is a member of the Supervisory Board at adidas AG and a former member of the Management Board. He is also a member of the board of directors of Beleta Worldwide Ltd.

Klaus Weiss	50	Mr. Weiss serves as a member of the Supervisory Board and Employee Representative at adidas AG. He is a Trade Union Official of IG BCE Trade Union. Mr. Weiss is also a member of the Supervisory Board of Wohnungsbaugesellschaft mbH.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Ashworth or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the address set forth below:

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

By Mail, Hand or Overnight Courier:	By Facsimile Transmission:
(For Eligible Institutions Only)
17 Battery Place, 8th Floor	(212) 509-7610
New York, NY 10004
Attn: Reorganization Department	Confirmation Receipt of Facsimile
by Telephone Only:
(212) 509-4000 ext. 536

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800) 607-0088

email: ashw.info@morrowco.com

The Dealer Manager for the Offer is:

745 Seventh Avenue

New York, NY 10019

Attention: Corporate Services

(888) 610-5877 (Toll-free)

(212) 526-7850 (collect)